Filed Pursuant To Rule 433

Registration No. 333-254134

January 30, 2025

Expires: 01/31/26

Subject Line: Now Available: WisdomTree Bitcoin Fund (BTCW)

Subject 2: Bitcoin ETF now Available | WisdomTree

Subject 3: Have clients asking about Bitcoin exposrue?

BTCW - Bitcoin ETF | WisdomTree was recently approved at LPL. Gain exposure to Bitcoin with the advantages of an ETF.

Would it be worth a quick call to discuss?

Customizable outro

Sales Signature

W3AOE-679165-2025-01-29

For Financial Professional Use Only—Not for Use with the Retail Public

There are risks involved with investing, including possible loss of principal. Foreign investing involves currency, political and economic risk. Funds focusing on a single country, sector and/or funds that emphasize investments in smaller companies may experience greater price volatility. Investments in emerging markets, currency, fixed income and alternative investments include additional risks. Please see prospectus for discussion of risks.

This information must be preceded or accompanied by a prospectus, click here to view or download prospectus. We advise you to consider the fund's objectives, risks, charges and expenses carefully before investing. The prospectus contains this and other important information about the fund. Please read the prospectus carefully before you invest.

Bitcoin and, accordingly, the WisdomTree Bitcoin Fund, which holds bitcoin, are highly speculative and involve a high degree of risk, including the potential for loss of the entire investment. An investment in the WisdomTree Bitcoin Fund involves significant risks (including the potential for quick, large losses) and may not be suitable for all shareholders. You should carefully consider whether your financial condition permits you to invest in the WisdomTree Bitcoin Fund and you should be willing to accept more risk than may be involved with other exchange traded products or ETFs that do not hold bitcoin.

Bitcoin Risk. Extreme volatility of trading prices that many digital assets, including bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. The value of the Shares is dependent on the acceptance of digital assets, such as bitcoin, which represent a new and rapidly evolving industry. Digital assets such as bitcoin were only introduced within the past two decades, and the medium-to-long term value of the Shares is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets. Regulatory changes or actions may affect the value of the Shares or restrict the use of bitcoin, mining activity or the operation of the Bitcoin Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares. Digital Asset Platforms may experience fraud, business failures, security failures or operational problems, which may adversely affect the value of bitcoin and, consequently, the value of the Shares.

The WisdomTree Bitcoin Fund is not a fund registered under the Investment Company Act of 1940, as amended (“1940 Act”), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The WisdomTree Bitcoin Fund is also not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and the sponsor is not subject to regulations by the Commodity Futures Trading Commission as a commodity pool operator or commodity trading advisor. The WisdomTree Bitcoin Fund’s shares are neither interests in nor obligations of the sponsor or the trustee or any of their affiliates.

The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.

There can be no assurance that the fund will achieve its investment objective.

An investment in the Fund carries with it the inherent risks associated with investments in bitcoin, the trading price for which have exhibited high levels of volatility and may continue to do so. Because of such volatility, Shareholders could lose all or substantially all of their investment in the Fund.

Foreside Funds Services, LLC, is the Marketing Agent for the WisdomTree Bitcoin Fund (BTCW).

Neither WisdomTree, Inc., nor its affiliates, nor Foreside Fund Services, LLC, or its affiliates provide tax advice. All references to tax matters or information provided on this site are for illustrative purposes only and should not be considered tax advice and cannot be used for the purpose of avoiding tax penalties. Investors seeking tax advice should consult an independent tax advisor.

This message is intended only for the use of individuals and entities to which it is addressed, and it is not to be shared with any third parties without written consent of WisdomTree. If you have received this communication in error, please immediately notify us by return email and delete the original message from your system.

-------------------------------------

The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting the fund detail page. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.